TOWER INTERNATIONAL, INC.

17672 North Laurel Park Drive

Suite 400E

Livonia, Michigan 48152

October 19, 2017

Melissa Raminpour, Esq.

Branch Chief

Office of Transportation and Leisure

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Tower International, Inc. Form 10-K for the Year Ended December 31, 2016 Filed February 28, 2017

Form 8-K Filed July 26, 2017

File No. 001-34093

Dear Ms. Raminpour:

This letter is submitted by Tower International, Inc. (the “Company”) in connection with the Staff’s comment letter dated October 10, 2017. We appreciate the Staff’s taking the time to discuss certain of the comments with us on October 13, 2017.

The Staff’s comments have been retyped below in italics, and are followed by our responses:

Form 10-K for the Year Ended December 31, 2016

Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations.

Results of Operations, page 31

1.	SEC Comment: We note your reconciliation of adjusted EBITDA to net income attributable to the Company. Please revise to begin your reconciliation with GAAP results rather than non-GAAP results in each place this reconciliation is disclosed in your filings. Please refer to Question 102.10 of the updated Non-GAAP Compliance and Disclosure Interpretations issued on May 17, 2016 (non-GAAP C&DIs).

Response: We acknowledge the Staff's comment and confirm that in future filings, beginning with our Quarterly Report on Form 10-Q for the quarter ended September 30, 2017, we will begin our Adjusted EBITDA reconciliations with GAAP results rather than non-GAAP results in each place this reconciliation appears. By way of example, using numbers derived from our 2016 Annual Report on Form 10-K, a reconciliation table from our MD&A would read as follows:

	Consolidated		Europe		North America
	Year Ended December 31,		Year Ended December 31,		Year Ended December 31,
	2016	2015	2016	2015	2016	2015
Net income attributable to Tower International, Inc.	$38.6	$194.1
Interest expense, net	21.0	23.7
Other expense	6.5	-
Benefit / (provision) for income taxes	17.2	(123.8)
Income / (loss) from discontinued operations, net of tax	17.0	(10.3)
Noncontrolling interest, net of tax	0.7	1.7
Operating income	101.0	85.4	$33.7	$36.4	$67.3	$49.0
Intercompany charges	-	-	(7.7)	(6.3)	7.7	6.3
Restructuring and asset impairment charges, net	5.4	7.8	0.1	0.2	5.3	7.6
Depreciation and amortization	72.5	72.5	28.0	26.4	44.5	46.1
Acquisition costs and other	0.4	0.8	-	0.4	0.4	0.4
Long-term compensation	14.1	12.7	1.2	-	12.9	12.7
Pension actuarial loss	8.3	9.1	-	-	8.3	9.1
Adjusted EBITDA	$201.7	$188.3	$55.3	$57.1	$146.4	$131.2

Liquidity and Capital Resources, page 41

2.	SEC Comment: We note your non-GAAP disclosure of net debt. Please revise to provide a discussion the reasons why management believes this provides useful information to investors and why it is used by management. Please refer to item 10(e)(1)(i)(C) and (D) of Regulation S-K.

Response: We acknowledge the Staff's comment and confirm that in future filings, beginning with our Quarterly Report on Form 10-Q for the quarter ended September 30, 2017, we will explain why we believe the disclosure of net debt provides useful information to investors and why it is used by management.

We believe that the presentation of net debt provides useful information because we understand that our investors perceive net debt as part of the management of Tower’s overall liquidity, financial flexibility, capital structure and leverage. Furthermore, certain debt rating agencies, creditors and credit analysts monitor our net debt as part of their assessments of our business. Net debt is used by management to help assess Tower’s exposure to its funding sources and to evaluate future needs for additional liquidity.

Our 10-Q and 10-K descriptions of net debt will include the following statements:

“Net debt is a non-GAAP financial measure that represents total debt less cash and cash equivalents. We believe that the presentation of net debt provides useful information because we understand that our investors perceive net debt as part of the management of Tower’s overall liquidity, financial flexibility, capital structure and leverage. Furthermore, certain debt rating agencies, creditors and credit analysts monitor our net debt as part of their assessments of our business. Net debt is used by management to help assess Tower’s exposure to its funding sources and to evaluate future needs for additional liquidity. Our use of the term “net debt” should not be understood to mean that we will use any cash on hand to repay debt.

Form 8-K filed July 26, 2017

Exhibit 99.1

3.	SEC Comment: We note that you present free cash flow in your highlights at the beginning of your earnings release without providing the most directly comparable GAAP measurements in this section. We note that in your presentation in the highlights appears to give greater prominence to the non-GAAP measures than to the comparable GAAP measures which is inconsistent with Question 102.10 of the non-GAAP C&DIs.

Response: We acknowledge the Staff's comment and confirm that in future earnings releases that the Company furnishes with the Commission in its Current Reports on Form 8-K, beginning with its earnings release for the quarter ended September 30, 2017, we will, if we present free cash flow in the earnings release, provide a reconciliation of free cash flow to its most comparable GAAP measure (Net cash provided by operating activities). We will do this in a manner such that the GAAP measure is presented with equal or greater prominence to the non-GAAP measure as required under Item 10(e)(1)(i)(A) of Regulation S-K and Question 102.10 of the non-GAAP C&DI’s.

Thus, for example, if we refer to free cash flow in our earnings releases, either in the highlights section or elsewhere in the press release, we will do so as follows (using our three month numbers for purposes of this example): “For the quarter, net cash provided by continuing operating activities was $38.3 million and cash distributed for purchases of PP&E totaled $20.2 million, resulting in Free Cash Flow of $18.1 million for the period.”

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All disclosure changes in response to the staff’s comments will be addressed in future fillings made pursuant to the Securities Act of 1933 and/or the Securities Exchange Act of 1934.

We believe this letter fully responds to your questions and/or comments. However, if you have any further questions or comments regarding the foregoing, please feel free to contact the undersigned at 248-675-6000 or our counsel, Peter Ehrenberg of Lowenstein Sandler, LLP, at 212-204-8697.

Very truly yours

TOWER INTERNATIONAL, INC.

By: /s/ Jeffrey Kersten

Name: Jeffrey Kersten

Title: Chief Financial Officer

cc:	Ms. Melissa Gilmore
Mr. James Gouin
Peter H. Ehrenberg, Esq.

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